Exhibit 12


THE MONTANA POWER COMPANY

Computation of Ratio Earnings to Fixed Charges
(Dollars in Thousands)


	 Twelve Months
	    Ended
	March 31,1998

Net Income	$ 123,649

Income Taxes	   47,673
	$ 171,322



Fixed Charges:
	Interest	$  63,678
	Amortization of Debt Discount,
		Expense and Premium	1,510
	Rentals	   35,108
			$ 100,296



Earnings Before Income Taxes
	and Fixed Charges	$ 271,618



Ratio of Earning to Fixed Charges	   2.71 x